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TES
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.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 51261

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1-1-08__ AND ENDING __12-31-08__
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSI Equity Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

475 International Drive
                                    (No. and Street)

Williamsville   NY   14221
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

                                                            (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Bonadio Group
                    (Name – if individual, state last, first, middle name)

171 Sully's Trail   Pittsford   NY   14534
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _Thomas Long_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _SSI Equity Services, Inc_ , as of _11-31_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

Signature

President

Title

Sandra L. Orefice

Notary Public

SANDRA L. OREFICE
Notary Public, State of New York
Qualified in Niagara County
My Commission Expires July 3, 20 _10_

This report ** contains (check all applicable boxes):
- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSI EQUITY SERVICES, INC.

Financial Statements
as of December 31, 2008 and 2007
Together with
Independent Auditors' Report

Bonadio & Co., LLP
Certified Public Accountants

SSI EQUITY SERVICES, INC.

TABLE OF CONTENTS
DECEMBER 31, 2008 AND 2007

Bonadio & Co., LLP
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

February 23, 2009

To the Board of Directors of
SSI Equity Services, Inc.:

We have audited the accompanying statements of financial condition of SSI Equity Services, Inc. (a New York corporation) as of December 31, 2008 and 2007, and the related statements of operations, changes in stockholders' investment, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SSI Equity Services, Inc. as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Exhibits I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bonadio & Co., LLP

171 Sully's Trail
Pittsford, NY 14534
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com

SSI EQUITY SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CURRENT ASSETS:		
Cash	$ 33,417	$ 40,584
Prepaid taxes	474	385
Total current assets	33,891	40,969
DEFERRED TAX ASSET	1,324	-
	$ 35,215	$ 40,969
STOCKHOLDERS' INVESTMENT		
STOCKHOLDERS' INVESTMENT:		
Common stock, $50 par value, 200 shares authorized, issued and outstanding	$ 10,000	$ 10,000
Retained earnings	25,215	30,969
	35,215	40,969
	$ 35,215	$ 40,969

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
COMMISSION REVENUE	$ 4,972	$ 9,815
OPERATING EXPENSES:		
Insurance	-	2,670
Professional fees	4,000	400
Dues, subscriptions and licenses	6,929	6,160
Other	62	31
	10,991	9,261
Income (loss) from operations	(6,019)	554
OTHER INCOME:		
NASD/NYSE consolidation fee	-	35,000
INCOME (LOSS) BEFORE INCOME TAXES	(6,019)	35,554
INCOME TAXES	265	(7,317)
NET INCOME (LOSS)	$ (5,754)	$ 28,237

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
BALANCE - January 1, 2007	200	$ 10,000	$ 2,732	$ 12,732
Net income	-	-	28,237	28,237
BALANCE - December 31, 2007	200	10,000	30,969	40,969
Net loss	-	-	(5,754)	(5,754)
BALANCE - December 31, 2008	200	$ 10,000	$ 25,215	$ 35,215

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	2008	2007
CASH FLOW FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (5,754)	$ 28,237
Adjustments to reconcile net income (loss) to net cash flow from operating activities:		
Deferred taxes	(1,324)	1,102
Change in prepaid taxes	(89)	(385)
Net cash flow from operating activities	(7,167)	28,954
CHANGE IN CASH	(7,167)	28,954
CASH - beginning of year	40,584	11,630
CASH - end of year	$ 33,417	$ 40,584

The accompanying notes are an integral part of these statements.

SSI EQUITY SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1. THE COMPANY

SSI Equity Services, Inc. (the Company) is a member of the Financial Industry Regulatory Authority (FINRA) and is a registered broker/dealer. The Company sells securities primarily in the upstate New York area. The Company is related to Specific Solutions, Inc. and Long & Katzman and Assoc. through common ownership. The Company occupies space and is managed by employees of the related parties at no cost to the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the United States.

Cash
The Company maintains its cash in bank demand deposit accounts which, at times, may exceed federally insured limits. However, the Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash.

Revenue Recognition
Mutual fund commissions are recognized on an accrual basis as customer funds are submitted for investment.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements
In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109, Accounting for Income Taxes* ("FIN 48"). This interpretation addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties on income taxes, accounting in interim periods and requires increased disclosures.

In accordance with FASB Staff Position No.FIN 48-3, the Company has elected to defer the application of FIN 48 to fiscal 2009. The Company's current accounting policy for evaluating uncertain tax positions is in accordance with generally accepted accounting principles related to accounting for contingencies. The Company is currently evaluating the impact of adopting the provisions of FIN 48.

5

3. INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes related to the valuation of a net operating loss carryforward for income tax purposes.

The Company has a net operating loss carryforward of approximately $6,000 at December 31, 2008. This net operating loss carryforward will begin to expire in 2028.

There was $1,150 and $6,500 of cash paid for income taxes in 2008 and 2007, respectively.

4. NASD/NYSE CONSOLIDATION FEE

During 2007, the National Association of Securities Dealers (NASD) consolidated with the member regulation, enforcement and arbitration functions of the New York Stock Exchange (NYSE), forming the Financial Industry Regulatory Authority (FINRA). As a result of this consolidation, the Company received a one-time, special payment of $35,000.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2008 and 2007, the Company had net capital of $33,417 and $40,584, respectively, which exceeded minimum net capital requirements by $28,417 and $35,584, respectively.

Exhibit I

SSI EQUITY SERVICES, INC.

EXCESS NET CAPITAL
DECEMBER 31, 2008

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (the Net Capital Rule), the Company has the following excess net capital at December 31, 2008:

TOTAL ASSETS	$	35,215
Less: Total liabilities		-
NET WORTH		35,215
Less: Non-allowable assets		(1,798)
NET CAPITAL		33,417
NET CAPITAL REQUIREMENTS:		
6-2/3% of aggregate indebtedness	$ -	
Minimum requirement	$ 5,000	
Greater of above		(5,000)
EXCESS NET CAPITAL	$	28,417

The audited computation of net capital pursuant to Rule 15c3-1 as reported herein does not materially differ from the unaudited net capital reported by the registrant.

The accompanying notes are an integral part of these exhibits.

Exhibit II

SSI EQUITY SERVICES, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company does not affect transactions for anyone defined as a customer under SEC rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

The accompanying notes are an integral part of these exhibits.

8

Bonadio & Co., LLP
Certified Public Accountants

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL**

February 23, 2009

To the Board of Directors of
   SSI Equity Services, Inc.:

In planning and performing our audit of the financial statements of SSI Equity Services, Inc. (the Company) as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the Untied States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

171 Sully's Trail
Pittsford, NY 14534
p (585) 381-1000
f (585) 381-3131

ROCHESTER • BUFFALO
ALBANY • SYRACUSE
PERRY • GENEVA

www.bonadio.com

(Continued)

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL**
(Continued)

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Baruadio & Co., LLP